                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           PhoneTel Technologies, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    71921H406
                                 (CUSIP Number)

                                  Donna Rosario
                                Barker Lee & Co.
                                530 Fifth Avenue
                                   26th Floor
                               New York, NY 10036
                                 (212) 398-8700
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 18, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box b[ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                       (Continued on the following pages)

CUSIP No. 71921H406               13D                         Page 2 of 19 Pages



--------------------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Barker, Lee & Co. Limited Partnership

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                            (a) [   ]
                                                            (b) [X]

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS (SEE INSTRUCTIONS)


--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          [ ]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Connecticut

--------------------------------------------------------------------------------

                           7        SOLE VOTING POWER

 NUMBER OF                          6,000
   SHARES                  -----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
  OWNED BY                 -----------------------------------------------------
    EACH
  REPORTING                9        SOLE DISPOSITIVE POWER
   PERSON
    WITH                            6,000
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,000

--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                             [X]
--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .03%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         PN

--------------------------------------------------------------------------------

CUSIP No. 71921H406                        13D                Page 3 of 19 Pages



--------------------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         J.M.R. Barker Foundation

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                (a) [ ]
                                                (b) [X]

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS (SEE INSTRUCTIONS)


--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                 [ ]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

--------------------------------------------------------------------------------

                           7        SOLE VOTING POWER

 NUMBER OF                          9,100
   SHARES                  -----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
  OWNED BY                 -----------------------------------------------------
    EACH
  REPORTING                9        SOLE DISPOSITIVE POWER
   PERSON
    WITH                            9,100
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         9,100

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                               [X]

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .05%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         CO

--------------------------------------------------------------------------------

CUSIP No. 71921H406                    13D                    Page 4 of 19 Pages



--------------------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Quaker Hill Associates, L.P.

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                (a) [ ]
                                                (b) [X]

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS (SEE INSTRUCTIONS)


--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                 [ ]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------

                  7        SOLE VOTING POWER

 NUMBER OF                 3,500
   SHARES         --------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
  OWNED BY        --------------------------------------------------------------
    EACH
  REPORTING       9        SOLE DISPOSITIVE POWER
   PERSON
    WITH                   3,500
                  --------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,500

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                               [X]

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .02%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         PN

--------------------------------------------------------------------------------

CUSIP No. 71921H406                 13D                       Page 5 of 19 Pages



--------------------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Upland Associates L.P.

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                 (a) [ ]
                                                 (b) [X]

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS (SEE INSTRUCTIONS)


--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------

                            7        SOLE VOTING POWER

 NUMBER OF                           7,000
   SHARES                   ----------------------------------------------------
BENEFICIALLY                8        SHARED VOTING POWER
  OWNED BY                  ----------------------------------------------------
    EACH
  REPORTING                 9        SOLE DISPOSITIVE POWER
   PERSON
    WITH                             7,000
                           -----------------------------------------------------
                           10        SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,000

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                          [X]

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .04%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         PN

--------------------------------------------------------------------------------

CUSIP No. 71921H406                  13D                      Page 6 of 19 Pages



--------------------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Namakagon Associates, L.P.

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                       (a) [ ]
                                                       (b) [X]

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS (SEE INSTRUCTIONS)


--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                 [ ]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------

                            7       SOLE VOTING POWER

 NUMBER OF                          0
   SHARES                   ----------------------------------------------------
BENEFICIALLY                8       SHARED VOTING POWER
  OWNED BY                  ----------------------------------------------------
    EACH
  REPORTING                 9       SOLE DISPOSITIVE POWER
   PERSON
    WITH                            0
                            ----------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                [X]

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         PN

--------------------------------------------------------------------------------

CUSIP No. 71921H406               13D                         Page 7 of 19 Pages



--------------------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Dwight E. Lee

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                     (a) [ ]
                                                     (b) [X]

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS (SEE INSTRUCTIONS)


--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                              [ ]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.

--------------------------------------------------------------------------------

                  7        SOLE VOTING POWER

NUMBER OF                           18,600
   SHARES         --------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
  OWNED BY
    EACH                             7,000
  REPORTING       -------------------------------------------------------------
   PERSON         9        SOLE DISPOSITIVE POWER
    WITH
                                    18,600
                  --------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                                     7,000
--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         25,600

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                               [  ]

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .14%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN

--------------------------------------------------------------------------------

CUSIP No. 71921H406                    13D                   Page 8 of 19 Pages



                  This Amendment No. 1 to Statement on Schedule 13D amends the Statement on Schedule 13D, filed with the Securities and Exchange Commission (the "Commission") on May 9, 1997 (as so amended, the "Schedule 13D") by (i) Barker, Lee & Co. Limited Partnership, a Connecticut limited partnership ("Barker, Lee"), (ii) J.M.R. Barker Foundation, a New York not-for-profit corporation ("Barker Foundation"), (iii) Quaker Hill Associates, L.P., a Delaware limited partnership ("Quaker Hill"), (iv) Namakagon Associates, L.P., a Delaware limited partnership ("Namakagon"), and (v) Dwight E. Lee, an individual citizen of the U.S.A. ("Lee") (herein referred to individually as a "Reporting Person" and, collectively, as "Reporting Persons"), relating to the beneficial ownership of the common stock, $.01 par value (the "Common Stock"), of PhoneTel Technologies, Inc. (the "Company"). Items 1, 2, and 5 are hereby amended.

                  This amendment is designed to report the sales on November 18 and 19, 1998 of shares of the Common Stock of the Company by the Reporting Persons. The sales reduce the percentage ownership of (x) the Reporting Persons, in the event such Reporting Persons are deemed a group within the meaning of
Section 13(d)(3) of the Securities Exchange Act of 1934, and (y) Dwight E. Lee, in each case, to below five percent.

Item 1.           Security and Issuer.

                  The principal executive office of the Company is located at North Point Tower, 7th Floor, 1001 Lakeside Avenue, Cleveland, Ohio.

Item 2.           Identity and Background.

                  (a), (b), (c) and (f). Appendix A attached hereto and incorporated herein by reference has been revised to reflect the name, business address, principal occupation and citizenship of the current general partners, executive officers and directors of each Reporting Person.

                  (d) and (e). During the last five years, neither the Reporting Persons nor, to the best of their respective knowledge, any general partner, executive officer or director of the Reporting Persons listed in Appendix A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.           Interest in Securities.

                  (a) The number of shares of Common Stock and the percentage of the outstanding shares of Common Stock of the Company (based on 18,754,133 shares reported by the Company to be outstanding as of November 13, 1998 on its most recent Form 10-Q filed with the Commission on November 16, 1998) beneficially owned by each of the Reporting Persons is as set forth in the cover pages of this Schedule 13D which are hereby incorporated by reference. The shares reported as beneficially owned by Barker Lee, Barker Foundation, Quaker Hill, Upland, and Namakagon are also reported as beneficially owned by Lee; Lee serves as general partner of Quaker Hill and managing general

CUSIP No. 71921H406                 13D                       Page 9 of 19 Pages



partner of Barker Lee; Lee serves as a director of Barker Foundation, as do Robert R. Barker and W. Benjamin Barker, and each has the sole power to direct the voting and disposition of the assets of such entity; Lee serves as a general partner of each of Upland and Namakagon, and has shared power to direct the voting and disposition of the assets of such entities with Robert R. Barker who also serves as a general partner.

                  (b) Except as set forth in paragraph (a) of this Item 5 each Reporting Person has the sole power to vote or direct a vote and to dispose or direct a disposition of its respective shares of the Company's Common Stock.

                  (c) Set forth in Appendix B hereto and incorporated herein by reference is a summary of all transactions in the Company's Common Stock effected by the Reporting Persons during the past 60 days, describing the date of the transaction, the number of shares involved and the price per share.

                  (e) On November 18, 1998, each Reporting Person ceased to be the beneficial owner of more than 5% of the Company's Common Stock.

CUSIP No. 71921H406                  13D                     Page 10 of 19 Pages




                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.


                                         BARKER, LEE & CO. LIMITED PARTNERSHIP



                                         By:  /s/ Dwight E. Lee
                                              -------------------------------
                                              Dwight E. Lee
                                              Managing General Partner


Dated:      November 24, 1998

CUSIP No. 71921H406              13D                         Page 11 of 19 Pages



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

                                               J.M.R. BARKER FOUNDATION



                                               By:  /s/  Dwight E. Lee
                                                   ----------------------------
                                                    Dwight E. Lee
                                                    Vice President and Director

Dated:        November 24, 1998

CUSIP No. 71921H406                13D                      Page 12 of 19 Pages



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

                                       QUAKER HILL ASSOCIATES, L.P.



                                       By:  /s/  Dwight E. Lee
                                            -------------------------
                                             Dwight E. Lee
                                             General Partner

Dated:        November 24, 1998

CUSIP No. 71921H406                    13D                   Page 13 of 19 Pages



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

                                                  UPLAND ASSOCIATES L.P.



                                                  By:   /s/  Dwight E. Lee
                                                  ------------------------
                                                        Dwight E. Lee
                                                        General Partner

Dated:        November 24, 1998

CUSIP No. 71921H406                   13D                    Page 14 of 19 Pages



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

                                             NAMAKAGON ASSOCIATES, L.P.



                                             By:   /s/  Dwight E. Lee
                                             ------------------------
                                                   Dwight E. Lee
                                                   General Partner

Dated:        November 24, 1998

CUSIP No. 71921H406                 13D                      Page 15 of 19 Pages



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.



                                                   /s/  Dwight E. Lee
                                                  ----------------------
                                                        Dwight E. Lee

Dated:        November 24, 1998

CUSIP No. 71921H406              13D                        Page 16 of 19 Pages



                                   APPENDIX A



                        NAME AND CITIZENSHIP OF GENERAL
                        PARTNER, EXECUTIVE
REPORTING PERSON           OFFICER OR DIRECTOR                      BUSINESS ADDRESS                     PRINCIPAL OCCUPATION
----------------           -------------------                      ----------------                     --------------------

BARKER, LEE             Robert R. Barker                            530 Fifth Avenue                     Investment Manager
                        General Partner (U.S.A.)                    New York, NY 10036

                        Dwight E. Lee                               530 Fifth Avenue                     Investment Manager
                        General Partner (U.S.A.)                    New York, NY 10036

                        W. Benjamin Barker                          Data Race                            CEO
                        General Partner (U.S.A.)                    11550 IH-10 West
                                                                    Suite 395
                                                                    San Antonio, TX 78230

BARKER FOUNDATION       Robert R. Barker                            530 Fifth Avenue                     Investment Manager
                        President and Director (U.S.A.)             New York, NY 10036

                        W. Benjamin Barker                          Data Race                            CEO
                        Vice President and Director (U.S.A.)        11550 IH-10 West
                                                                    Suite 395
                                                                    San Antonio, TX 78230

                        Dwight E. Lee                               530 Fifth Avenue                     Investment Manager
                        Vice President and Director (U.S.A.)        New York, NY 10036

                        Robert P. Connor                            Rockefeller & Co.                    Director of Client Services
                        Treasurer and Director (U.S.A.) & Asst.     30 Rockefeller Plaza, 54th Floor
                        Secretary                                   New York, NY  10112

CUSIP No. 71921H406                 13D                     Page 17 of 19 Pages

                        NAME AND CITIZENSHIP OF GENERAL
                        PARTNER, EXECUTIVE
REPORTING PERSON           OFFICER OR DIRECTOR                      BUSINESS ADDRESS                     PRINCIPAL OCCUPATION
----------------           -------------------                      ----------------                     --------------------

                          Maureen Hopkins                           530 Fifth Avenue                     Office Manager
                          Admin. Secretary (U.S.A.)                 New York, NY 10036

                          Donna Rosario                             530 Fifth Avenue                     Controller
                          Asst. Treasurer (U.S.A.)                  New York, NY 10036

                          Ann Barker                                P.O. Box 408                         Teacher
                          Director (U.S.A.)                         East Middlebury, VT 05740

                          Margaret W. Barker Clark                  Box 96                               Teacher
                          Director (U.S.A.)                         Grafton, VT 05146

                          Margaret S. Barker                        11310 Spicewood Club Drive #19       Computer Software
                          Director (U.S.A.)                         Austin, TX  78750-2868

                          John W. Holman, Jr.                       17 State Street                      Investment Manager
                          Director (U.S.A.)                         New York, NY 10004

                          Richard Kahn                              224 West Lake Drive                  Retired Attorney
                          Director (U.S.A.)                         Montauk, NY 11954

QUAKER HILL               Dwight E. Lee                             530 Fifth Avenue                     Investment Manager
                          General Partner (U.S.A.)                  New York, NY 10036

UPLAND                    Robert R. Barker                          530 Fifth Avenue                     Investment Manager
                          General Partner (U.S.A.)                  New York, NY 10036

                          Dwight E. Lee                             530 Fifth Avenue                     Investment Manager
                          General Partner (U.S.A.)                  New York, NY 10036

CUSIP No. 71921H406                   13D                    Page 18 of 19 Pages


                        NAME AND CITIZENSHIP OF GENERAL
                        PARTNER, EXECUTIVE
REPORTING PERSON           OFFICER OR DIRECTOR                      BUSINESS ADDRESS                     PRINCIPAL OCCUPATION
----------------           -------------------                      ----------------                     --------------------
NAMAKAGON               Robert R. Barker                            530 Fifth Avenue                     Investment Manager
                        General Partner (U.S.A.)                    New York, NY 10036

                        Dwight E. Lee                               530 Fifth Avenue                     Investment Manager
                        General Partner (U.S.A.)                    New York, NY 10036

                        James R. Barker                             Thomson Financial Networks           Computer Software
                        General Partner (U.S.A.)                    11 Farnsworth
                                                                    Boston, MA 02210

DWIGHT E. LEE           Dwight E. Lee                               530 Fifth Avenue                     Investment Manager
                        Individual (U.S.A.)                         New York, NY 10036

CUSIP No. 71921H406                 13D                      Page 19 of 19 Pages


                                   APPENDIX B


               Open Market Sale Transactions by Reporting Persons
                        in Shares of the Company's Stock
                             On November 18-19, 1998



ENTITY                     DATE OF SALE             NO. OF SHARES            PRICE PER SHARE
------                     ------------             -------------            ---------------

BARKER LEE                 11/18/98                  71,000                  $0.0711

                           11/19/98                 153,300                  $0.0625

BARKER FOUNDATION          11/18/98                   60,500                 $0.0711

                           11/19/98                 111,600                  $0.0625

QUAKER HILL                11/18/98                  15,000                  $0.0711

                           11/19/98                  34,900                  $0.0625

UPLAND                     11/18/98                  42,700                  $0.0711

                           11/19/98                  82,500                  $0.0625

NAMAKAGON                  11/18/98                 110,800                  $0.0711

                           11/19/98                 227,200                  $0.0625